UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

January 17, 2008

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on January 16, 2008.

Luxottica Group issues financial calendar for FY 2008

Milan, Italy, January 16, 2008 — Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), a global leader in eyewear, issued today the following financial calendar for fiscal year 2008.

Tuesday, January 29	Board of Directors meeting: Consolidated net sales for 4Q07 and fiscal year 2007

Thursday, March 13(*)	Board of Directors meeting: Consolidated U.S. GAAP results for 4Q07 and fiscal year 2007 (with IFRS reconciliation); IFRS statutory and consolidated financial statements for fiscal year 2007

Thursday, April 24(*)	Board of Directors meeting: Consolidated U.S. GAAP results for 1Q08 (with IFRS reconciliation)

Tuesday, May 13 or Wednesday, May 14

Dates for Shareholders’ Meeting:
The Board of Directors will submit to shareholders for approval, in accordance with Italian Law, the Group’s IFRS statutory and consolidated financial statements for fiscal year 2007

Thursday, July 31(*)	Board of Directors meeting: Consolidated U.S. GAAP results for 2Q08 (with IFRS reconciliation); IFRS results for the first half of 2008

Tuesday, October 28 (*)	Board of Directors meeting: Consolidated U.S. GAAP results for 3Q08 (with IFRS reconciliation)

In accordance with the art. 82, comma 2, of Consob Regulation n. 11971/99, Luxottica intends to avail itself of the exemption from the publication of the quarterly report for 4Q07 because IFRS statutory and consolidated financial statements for the related full fiscal year will be published within 90 days from the closing of the same year.

On February 7 and 8, 2008 Luxottica will hold an investor day in Foothill Ranch, California, at which management will present details the integration plan for the previously announced merger with Oakley, Inc. The investor day and related presentation materials will be available to all investors and the media via webcast.

In May, 2008 Luxottica will pay the dividend for fiscal year 2007 to holders of ordinary shares and American Depositary Receipts (ADR). In fiscal year 2008 Luxottica Group does not expect to pay an account of dividend.

Any change to the above calendar will be broadly communicated.

(*) After every meeting of the Group’s Board of Directors Luxottica will issue a broadly disseminated press release and hold an investor conference call and webcast to present results for the relative period(s) to the financial community.

Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with over 6,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong brand portfolio that includes Ray-Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo and Versace, and key house brands Oakley, Oliver Peoples, Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters, Pearle Vision and Sunglass Icon, in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants and in the only two China-based plants wholly-owned by a premium eyewear manufacturer. For fiscal year 2006, before the merger agreement with Oakley, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €4.7 billion. Additional information on the Group is available at www.luxottica.com.

Media and investor relations contacts

Media Relations:

Carlo Fornaro

Group Corporate Communications Director

Tel.: +39 (02) 8633 4062

Email: MediaRelations@luxottica.com

Luca Biondolillo

Head of International Communications

Tel.: +39 (02) 8633 4668

Email: LucaBiondolillo@Luxottica.com

Investor Relations:

Alessandra Senici

Group Investor Relations Director

Tel.: +39 (02) 8633 4069

Email: InvestorRelations@Luxottica.com

- ENDS -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

Date: January 17, 2008	By:/s/ ENRICO CAVATORTA
ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER